Exhibit 5

              PERDIGAO'S RESULTS REFLECT EXCHANGE RATE DEVALUATION
                  EFFECTS AND LOSSES OF THE COMPANY IN EUROPE

          Decision of the company to order the recall of some products assures loyalty of major customers

     PERDIGAO'S results for 2002 reflect the impact of the exchange rate devaluation, which reached 52% in the period, and the losses incurred by the Company in Europe due to sanitary issues. Other factors also affected the Company's result such as, worldwide excess meat supply, increased protectionist barriers in European countries, high cost of the main raw materials and, also, sales prices that were lower than the increase in costs.

     Despite the adverse conditions, sales volume increased 10.9% in the domestic market and 16.4% in the export market compared to 2001. This significant growth was due to the continued efforts made by the company to diversify product mix, prioritizing those with higher added value.

     PERDIGAO's gross sales in 2002 exceeded R$ 3.3 billion, up 19.8% compared to the previous year. Exports accounted for 41% of net sales. Driven by investments in productivity gains and technological innovation, the operating performance measured by the EBITDA was one of the best annual results ever posted: R$ 293.5 million, higher than the average posted for 1998 to 2001.

     The net income of R$ 8.2 million in the period was 95% lower than 2001, due to the exchange rate devaluation that significantly increased the costs of the main raw materials. Corn and soybean prices increased 47% in the period and part of the company's net debt is dollar-denominated.

     The sanitary issues regarding exports to the European Union, with the modification of the criteria for product analysis, and the changes in the rules to import salted products accounted for the increase in the expenses related to logistics and storage of products to be shipped to Europe.

     In 2002 PERDIGAO acquired total share control of BRF Trading S.A, changing the name of the company to BFF Trading S A (Brazilian Fine Foods). The Company also made investments in the amount of R$ 100.6 million in the Agroindustrial Complex in Rio Verde, state of Goias, in new product lines and in the improvement plan. Furthermore Investments of R$ 45.8 million were made in the year in social and welfare programs, and R$ 3.8 million in environmental protection programs.

     The Company plans to investment around R$ 100 million this year and create approximately 1,600 new jobs. At the end of 2002 the Company had 24,163 employees, up 8.0% compared to the previous year (created more than 1,700 new jobs), and is currently considered one of the largest job generators in the country.

     On February 6, 2003 PERDIGAO officially inaugurated the Agroindustrial Complex in Rio Verde, state of Goias, where investments totaling R$ 700 million


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were made creating 3,700 direct jobs and 10,000 indirect jobs. Currently this plant produces 60,000 tons of chicken, 30,000 tons of pork and 90,000 tons of processed products per year, sold in the domestic market and exported to 14 countries.

                                 DOMESTIC MARKET

     In 2002, the domestic market sales registered an increase of 21.7% compared to the previous year, reaching R$ 2.1 billion. This growth resulted from the sales of higher added-value products that increased 22.6%. To minimize the impact of production costs that exceeded 10%, PERDIGAO adjusted the price of its products by 8% - against the IPCA index of 12.5% in the period - reducing its margins. More than 40 products were launched during the year, of which the highlight was the Apreciatta line that now includes pies and sweet pizzas. The company increased its market share in all the segments in which it operates. Its sales of specialty meats went from 24.6% to 25.2%. Frozen meat products went from 31.1% to 33.4% and the ready-to-eat dishes/pastas products grew from 32% to 37.8%.

                                  EXPORT MARKET

     PERDIGAO exports to more than 70 countries and in 2002, its sales increased 16.5% in revenues and volumes compared to the previous year. In contrast to the increased demand experienced in 2001 as a result of the BSE effect ("mad cow disease") and the foot-and-mouth disease in Europe, the dollar prices in the foreign markets decreased 20% in 2002, due to high worldwide meat supply and lower demand for poultry.

     To assure product quality and to retain loyalty of its customers, PERDIGAO ordered the recall of part of its shipments to Europe that were analyzed by local authorities according to new sanitary criteria. This resulted in a non-recurring adverse effect on results of R$ 41 million. This change in the methodology for product analysis not only affected Brazilian producers but also countries like Thailand and China that had difficulties in adapting to the rules.